Peak Adds New Executive to its Chinese Management Team in Preparation for Service Expansion

Montreal, Quebec--(Newsfile Corp. - April 1, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) ("Peak" or the "Company") today announced that it has appointed Mr. John Roumeliotis as Chief Operating Officer of its Jinxiaoer subsidiary and Chief Marketing Officer of Peak China.

Mr. Roumeliotis began working with Jinxiaoer as a consultant in January 2020 to standardize the look and feel of all future Jinxiaoer Service Centres, establish their code of conduct, level of service and customer experience, and create a training program for Service Centre employees. As loan brokerage companies in various cities across China convert their operations into Jinxiaoer Service Centres, the Company wants to make sure that they're able to make the transition as quickly and efficiently as possible. Having extensive experience in marketing, business development and public relations in both Canada and China, Mr. Roumeliotis has all the tools to lead this transition task force while working closely with Jinxiaoer CEO Mr. Li Tiegang to oversee Jinxiaoer's day-to-day operations.

John Roumeliotis is a Canadian expat who moved to China in 2009 and has lived there ever since. He spent 8 years at LongKey Software Ltd. in Wuxi, where he served as Creative Director and later COO, responsible for the company's brand and corporate image and managing a team of 40 designers, web developers and public relations managers. He represented LongKey at various government and industry trade shows, seminars and speaking engagements either as an industry expert or to promote the company's services. He left LongKey in 2016 and went on to create ChinaHow, a travel & business social media company providing services to business and leisure travelers as well as expats living in China. The ChinaHow app helps users in China find and connect with businesses and each other via a communication platform that supports text/voice messaging as well as file and photo sharing.

Prior to moving to China, Mr. Roumeliotis had a successful career in Canada as a marketing executive. In 1992, he started a marketing firm in Montreal called BuyDesign Inc., which later became BlackInk Communication Inc. The firm attracted such high-profile clients as Abbott Laboratories, the Montreal Forum (home of the Montreal Canadiens hockey club at the time), and the Saidye Bronfman Arts Centre, to name just a few.

Mr. Roumeliotis is fluent in Mandarin and studied fine arts and literature at Concordia University in Montreal.

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @PeakPositioning

Facebook: @peakpositioning

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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